Notice to ASX/LSE Rio Tinto appoints Bold Baatar as Chief Commercial Officer 8 April 2024 Rio Tinto has appointed Bold Baatar to the role of Chief Commercial Officer, to lead the Group’s commercial and business development activities globally. Bold will succeed Alf Barrios as Chief Commercial Officer, following his decision to retire from Rio Tinto. Bold, who is currently Chief Executive Copper, will take on accountability for business development immediately, and will relocate to Singapore to take up the role of Chief Commercial Officer on 1 September 2024. His successor as Chief Executive Copper will be announced in due course. In order to ensure a smooth transition, Alf will continue in his role as Chief Commercial Officer until the end of August, and thereafter as Chair for China, Japan and Korea, and Executive Committee member, until his retirement at the end of 2024. In his new role, Bold will lead Rio Tinto’s commercial organisation, accountable for sales and marketing, procurement, marine, and logistics activities. He will also take on leadership for business development for the Group and maintain his role as Executive Committee lead for Guinea, continuing to lead Rio Tinto’s relationships with its joint venture partners on the Simandou project. Rio Tinto Chief Executive Jakob Stausholm said: "Bold is ideally suited to help deliver our strategy of building a stronger Rio Tinto for the future and growing with discipline, as he leads our commercial and business development activities. He brings deep experience across geographies, commodities, and markets - and combines strong business development expertise with a focus on developing world class relationships. I look forward to seeing how his leadership will help us to create both value and growth.” “I would like to extend our sincere thanks to Alf for his broad and significant contribution over a decade of service as an Executive Committee member at Rio Tinto. Alf strategically repositioned a number of Rio Tinto’s business areas, delivering significant improvements in safety, operational and financial performance during his seven years leading our Aluminium business, and over three years in Commercial and as Chair for China, Japan and Korea.” Bold Baatar said: “I am thrilled to be taking on my new role at a time when Rio Tinto has so much opportunity to deliver value for our shareholders, customers and partners through the innovation and growth needed to reach net zero. By being ambitious together, we can find new and better ways to create shared value.” Alf Barrios said: “It has been an absolute privilege to have worked for over ten years in Rio Tinto with such caring, talented and committed colleagues, and in partnership with external stakeholders to drive safety and performance improvements and unlock value together. I look forward to seeing Rio continue to play an important part in finding better ways to provide the materials the world needs.” Bold joined Rio Tinto in 2013 and has been an Executive Committee member since December 2016. In his time at Rio Tinto he has held diverse leadership positions across both product group and commercial teams. He was appointed Chief Executive Copper in February 2021 and prior to this, led the Energy & Minerals product group. EXHIBIT 99.1

Notice to ASX/LSE 2 / 3 Alf was appointed Chief Commercial Officer and Chair for China, Japan and Korea in 2021. He joined Rio Tinto in 2014 as Chief Executive Aluminium and has had over 30 years’ global experience in the resources sector across operations, marketing, trading, and business development.

Notice to ASX/LSE 3 / 3 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com